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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

RECD S.E.C.
FEB 29 2008
803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Safra Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Hui (212) 704-7608
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name-if individual, state last, first, middle name)

2 World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

SAFRA SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Safra New York Corporation)
(SEC. I.D. No. 8-51935)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Safra Securities Corporation:

We have audited the following financial statement of Safra Securities Corporation (the "Company"), (a wholly owned subsidiary of Safra New York Corporation), as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	2

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2008

SAFRA SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Safra New York Corporation)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$46,205,997
SECURITIES OWNED—At fair value	1,943,465
DUE FROM CLEARING BROKER	684,437
TAX RECEIVABLE FROM PARENT	975,982
OTHER ASSETS	584,367
TOTAL	$50,394,248

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to the Bank	$ 1,194,118
Accrued bonuses	290,000
Accrued expenses and other liabilities	533,471
Total liabilities	2,017,589
STOCKHOLDER'S EQUITY:	
Common stock (10,000 shares authorized—at par value $0.01 per share; 1,000 shares outstanding)	10
Additional paid-in capital	28,401,845
Retained earnings	19,974,804
Total stockholder's equity	48,376,659
TOTAL	$50,394,248

See notes to statement of financial condition.

SAFRA SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Safra New York Corporation)

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2007

1. ORGANIZATION AND NATURE OF OPERATIONS

Safra Securities Corporation (the "Company") was incorporated in Delaware on May 3, 1999. The Company is a fully disclosed broker/dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business includes providing foreign and domestic securities brokerage services to its customer. The Company also conducts proprietary trading primarily in Latin American emerging market securities. All of the Company's brokerage and trading activities are cleared through a third party on a fully disclosed basis.

The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement with its clearing broker, Pershing LLC ("Pershing"). The Company clears transactions on a fully disclosed basis through Pershing, a United States registered broker-dealer. Pershing takes custody of the funds or securities of the Company's customer. In the event that customer of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

The Company was a wholly owned subsidiary of Safra National Bank of New York (the "Bank") since July 1, 2001. On March 29, 2005, the Bank paid a Dividend in Kind of 100% of the outstanding shares of the Company to Safra New York Corporation (the "Parent"), a United States financial holding company pursuant to the Bank Holding Company Act. Accordingly, the Company became a wholly owned subsidiary of the Parent. The Bank remains as an affiliate of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Company maintains its accounts and prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles").

Use of Estimates in the Preparation of Financial Statements—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Derivative Financial Instruments—From time to time, the Company uses derivative financial instruments, principally currency forwards, to economically hedge trading instruments, which are carried at fair value. Fair values for exchange-traded derivatives are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

The Company does not apply hedge accounting as defined in Financial Accounting Standards Board ("FASB") Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities.*

Fair values of foreign exchange forward contracts, if any, are included in securities owned, at fair value, in the statement of financial condition.

Translation of Foreign Currencies—Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Gains or losses resulting from foreign currency transactions are included in net income.

Income Taxes—The Company's results of operations are included in the Parent's consolidated federal tax returns. Pursuant to a tax sharing agreement, the Company computes its income taxes on a separate company basis. The accrued federal income taxes and federal income taxes payable balances in the accompanying statement of financial condition include taxes reimbursable to or from the Parent. State and local taxes are computed on a separate company basis and are payable to the relevant taxing authorities.

Deferred income taxes are provided for the temporary difference between the financial reporting basis and tax basis of the Company's assets and liabilities. Deferred taxes result principally from the net unrealized gains/losses of securities which are currently not taxable/deductible for tax purposes, but have been recognized in the financial statements.

Fair Value of Financial Instruments—SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned and securities sold, not yet purchased, if any, are already recorded at fair value. The fair value of all other financial assets and liabilities, such as cash and cash equivalents, is considered to approximate the recorded value, due to the short-term nature of the financial instruments.

Recently Issued Accounting Pronouncements—In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 ("FIN 48").* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company for the year ending December 31, 2008. The Company is currently assessing the impact of adoption on the financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company functions as an introducing broker for its only customer, the Bank. Commissions earned during the year were for brokerage services provided to the Bank and were based on arms-length basis.

The Company had non-interest bearing cash at the Bank of $50,997 at December 31, 2007. The Company had tax receivable from the Parent of $975,982.

4. SECURITIES OWNED

Securities owned consist of trading and investment securities and derivative financial instruments at fair values as of December 31, 2007 are as follows:

Sovereign debt	$ 1,694,790
Credit linked notes	248,675
Total	$ 1,943,465

5. INCOME TAXES

Pursuant to a tax sharing agreement the Company reimburses the Parent for all federal income taxes payable. At December 31, 2007, the Company had a current tax receivable from the Parent of $975,982. The Company remits all payments to the Parent. The tax sharing agreement allocates current and deferred taxes to the members of the group as if each member were a separate tax payer. The Company believes the method for allocating income tax expense, pursuant to their tax-sharing agreement is systematic, rational, and consistent with the broad principles of SFAS No. 109, *Accounting for Income Taxes*.

The Company, in the ordinary course of business enters into certain transactions that have tax consequences. From time to time, tax authorities question and/or challenge the tax position taken by the Company with respect to those transactions.

Based on current knowledge and probability assessment of various potential outcomes, management believes that the current tax reserve determined in accordance with SFAS No. 5, *Accounting for Contingencies*, is adequate to cover the above matters and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the Company's financial condition or results of operations. Probabilities and outcomes are reviewed as events unfold, and adjustments to the reserves are made when necessary.

6. EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) profit sharing plan that covers all eligible employees of the Company who have attained the age and service requirements, as defined in the plan. Eligible employees are immediately vested.

7. CONCENTRATION RISK

The Bank is the Company's only customer. Balances resulting from the Company's brokerage and trading activities are maintained at the clearing broker.

8. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $44,392,115, which was $44,257,610 in excess of its required net capital of $134,505. The Company's ratio of aggregate indebtedness to net capital was .05 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2008

Safra Securities Corporation
546 Fifth Avenue
New York, NY 10036

In planning and performing our audit of the financial statements of Safra Securities Corporation (the "Company"), (a wholly owned subsidiary of Safra New York Corporation), as of and for the year ended December 31, 2007, (on which we issued our report dated February 25, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customer or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END